GEORGIA ★ CAROLINA
Bancshares, Inc.


First B
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2008 ANNUAL REPORT

GEORGIA ★ CAROLINA
Bancshares, Inc.

April 15, 2009

Remer Y. Brinson III
President & CEO

We are pleased to provide you with the 2008 Annual Report of Georgia-Carolina Bancshares, Inc.

The year 2008 was a challenging year for our national economy and your Company. Considering the turmoil in the economy and the financial markets, we believe that your Company performed quite well.

Consolidated net income for the year totaled $2,800,000, which was down slightly from $2,901,000 in 2007. We felt that this result was very favorable considering the negative impact of the residential housing market and the overall decline in economic conditions.

Total consolidated year-end assets of the company grew from $447,869,000 at the end of 2007 to $460,828,000. The Company continues to remain "well capitalized" by regulatory standards and all of our capital ratios increased during the year. Book value per share increased 6.9% during the year from $10.58 to $11.31.

Credit quality remains a primary focus. Charge-offs increased during the year but totaled only 0.67% of average loans. We believe that our sound underwriting standards and the relative strength of our local markets have helped us weather the current economic conditions better than many of our peers.

2009 is a milestone year for our Company in many ways. This year marked the 20th Anniversary of the opening of the Hill Street Office, formerly known as McDuffie Bank & Trust, our predecessor. During March we celebrated the 10th year Anniversary of our entry into the Augusta market with the opening of our Daniel Village Office. Furthermore, October 2009 will mark the 10th Anniversary of our entry into Columbia County with the opening of our West Town Office.

Therefore, we look to 2009 as a year of challenge, but also of celebration, as we continue to build upon the investment you have made in Georgia-Carolina Bancshares, Inc. and First Bank of Georgia.

We extend to you a special invitation to attend the Annual Meeting of our Shareholders to be held at 4:00 p.m. on May 18, 2009 at the Main Office and Corporate Headquarters located at 3527 Wheeler Road.

Thank you for your interest and support of your Company and your Bank.

Sincerely,

Remer Y. Brinson III
President & Chief Executive Officer

3527 Wheeler Road - Augusta, Georgia 30909 - Phone (706) 731.6600
Post Office Box 15148 - Augusta, Georgia 30919-1148

Our History

GEORGIA-CAROLINA BANCSHARES AND FIRST BANK OF GEORGIA



MAR 1999: Daniel Village Office Grand Opening


McDUFFIE
BANK & TRUST

January 1989: McDuffie Bank & Trust opens its doors

1989 1997 1998 1999

1997: Georgia-Carolina Bancshares founded

GEORGIA ★ CAROLINA
Bancshares, Inc.

1998: McDuffie Bank & Trust changes name to First Bank of Georgia



FEB 2001: Medical Center Grand Opening



OCT 1999: West Town Office Grand Opening



SEPT 2005: Main Office Grand Opening

1999 | 2001 | 2002 | 2005 | 2009

OCT 1999: First Bank Mortgage begins operation

First Bank
MORTGAGE



APR 2002: Fury's Ferry Grand Opening

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low bid quotations per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect all stock splits.

	High	Low
Fiscal year ended December 31, 2008		
First Quarter	$11.00	$9.05
Second Quarter	$11.50	$9.00
Third Quarter	$12.35	$9.00
Fourth Quarter	$12.35	$7.00
Fiscal year ended December 31, 2007		
First Quarter	$14.10	$12.90
Second Quarter	$14.00	$12.90
Third Quarter	$13.50	$13.00
Fourth Quarter	$13.20	$10.90

Holders of Common Stock

As of March 27, 2009, the number of holders of record of the Company's common stock was approximately 586.

Dividends

No cash dividends were paid by the Company during the years ended December 31, 2008 or 2007.

Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Under Georgia law, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Banking Department, if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

Equity Compensation Plan Information

The Company currently has three equity compensation plans: (i) the 1997 Stock Option Plan, which was approved by shareholders; (ii) the 2004 Incentive Plan, which was approved by shareholders; and (iii) the Director Stock Purchase Plan, which has not been approved by shareholders. The following table provides information as of December 31, 2008 regarding the Company's then existing compensation plans and arrangements:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by security holders:			
1997 Stock Option Plan	220,555	$ 7.93	-
2004 Incentive Plan	66,320	$13.32	262,805
Equity compensation plans not approved by security holders	N/A	N/A	70,434
Total	286,875	$ 9.18	333,239

Director Stock Purchase Plan

The Director Stock Purchase Plan provides that non-employee directors of the Company and the Bank may elect to purchase shares of the Company's common stock in lieu of receiving cash for director fees earned in each calendar quarter. The purchase price for shares acquired under the plan is $2.00 less than the closing market price of the Company's common stock as reported on the Over-the-Counter Bulletin Board on the last day of each calendar quarter. A non-employee director may join the plan at any time during the last seven days of each calendar quarter.

SELECTED FINANCIAL DATA

Our selected consolidated financial data presented below as of and for the years ended December 31, 2004 through 2008 is derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 are included elsewhere in this report. All years have been restated as necessary for stock dividends and stock splits.

	At and for the Years Ended December 31, ($ in thousands, except per share data)				
	2008	**2007**	**2006**	**2005**	**2004**
Selected Balance Sheet Data:					
Assets	$ 460,828	$ 447,869	$ 417,471	$ 349,481	$ 332,393
Investment securities	59,795	60,393	55,404	39,362	43,375
Loans, held for investment	336,293	322,201	280,883	248,311	216,728
Loans, held for sale	28,402	39,547	56,758	40,064	56,729
Allowance for loan losses	4,284	5,059	4,386	3,756	3,416
Deposits	377,009	379,966	341,342	304,440	257,780
Short-term borrowings	15,859	17,473	38,661	13,442	47,087
Long-term debt	25,400	10,500	600	700	800
Other liabilities	3,476	3,959	4,742	2,290	1,358
Shareholders' equity	39,084	35,971	32,126	28,609	25,368
Selected Results of Operations Data:					
Interest income	26,371	29,019	25,335	20,876	16,088
Interest expense	13,038	15,706	11,969	8,420	4,468
Net interest income	13,333	13,313	13,366	12,456	11,620
Provision for loan losses	1,456	909	898	1,022	808
Net interest income after provision for loan losses	11,877	12,404	12,468	11,434	10,812
Non-interest income	9,920	9,932	9,800	10,331	10,571
Non-interest expense	17,745	17,816	17,911	16,368	15,714
Income before taxes	4,052	4,520	4,357	5,397	5,669
Income tax expense	1,252	1,619	1,460	1,942	2,167
Net income	$ 2,800	$ 2,901	$ 2,897	$ 3,455	$ 3,502
Per Share Data					
Net income – basic	$ 0.82	$ 0.85	$ 0.86	$ 1.04	$ 1.06
Net income – diluted	$ 0.80	$ 0.83	$ 0.83	$ 0.98	$ 0.99
Book value	$ 11.31	$ 10.58	$ 9.51	$ 8.53	$ 7.65
Weighted average number of shares outstanding:					
Basic	3,426,860	3,393,224	3,370,277	3,336,834	3,305,534
Diluted	3,503,856	3,508,606	3,489,564	3,524,294	3,521,876

	At and for the Years Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Performance Ratios:					
Return on average assets	0.62%	0.69%	0.78%	1.00%	1.19%
Return on average equity	7.36%	8.39%	9.57%	12.80%	14.86%
Net interest margin (1)	3.15%	3.36%	3.81%	3.78%	4.14%
Efficiency ratio (2)	76.31%	76.64%	77.39%	71.45%	70.81%
Loan to deposit ratio	96.73%	95.21%	98.92%	94.72%	106.08%
Asset Quality Ratios:					
Nonperforming loans to total loans	1.39%	3.20%	0.68%	0.59%	0.61%
Nonperforming assets to total assets	2.66%	2.69%	0.69%	0.61%	0.63%
Net charge-offs to average total loans	0.67%	0.08%	0.09%	0.24%	0.23%
Allowance for loan losses to nonperforming loans	84.65%	43.77%	191.86%	219.91%	205.29%
Allowance for loan losses to total loans	1.17%	1.40%	1.30%	1.30%	1.25%
Capital Ratios:					
Average equity to average assets	8.41%	8.16%	8.11%	7.80%	7.99%
Leverage ratio	8.59%	8.18%	7.85%	8.14%	7.98%
Tier 1 risk-based capital ratio	9.82%	9.39%	9.25%	9.91%	9.11%
Total risk-based capital ratio	10.91%	10.72%	10.50%	11.16%	10.34%
Growth Ratios and Other Data:					
Percentage change in net income	(3.5%)	0.1%	(16.2%)	(1.3%)	(30.4%)
Percentage change in diluted net income per share	(3.6%)	0.0%	(15.3%)	(1.0%)	(29.8%)
Percentage change in assets	2.9%	7.3%	19.5%	5.1%	24.9%
Percentage change in loans	0.8%	7.1%	17.1%	5.5%	31.0%
Percentage change in deposits	(0.8%)	11.3%	12.1%	18.1%	16.3%
Percentage change in equity	8.7%	12.0%	12.3%	12.8%	16.0%

(1) Non-tax equivalent.
(2) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding gains and losses on the sale of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the Company's financial statements.

Special Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which represent the expectations or beliefs of our management, including, but not limited to, statements concerning the banking industry and the issuer's operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including competition, general economic and market conditions, changes in interest rates, changes in the value of real estate and other collateral securing loans, interest rate sensitivity and exposure to regulatory and legislative changes, and other risks and uncertainties described in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by us or any person that the future events, plans, or expectations contemplated by us will be achieved. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Critical Accounting Policies

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies,* or SFAS 114, *Accounting by Creditors for Impairment of a Loan.* The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect earnings or financial position in future periods.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the "Loan Portfolio" section on pages 15-18 of this "Management's Discussion and Analysis". Note 1 to the consolidated financial statements also includes additional information on the Bank's accounting policies related to the allowance for loan losses.

Consolidated Financial Information

Certain financial information for the Company and Bank consolidated, and solely for the Bank as of and for the years ended December 31, 2008, 2007 and 2006 is presented below:

	2008		2007		2006	
	Total Assets	**Net Income**	**Total Assets**	**Net Income**	**Total Assets**	**Net Income**
			($ in thousands)			
Consolidated	$460,828	$2,800	$447,869	$2,901	$417,471	$2,897
Bank only	$460,726	$2,983	$447,852	$3,155	$417,154	$3,040
Parent company only		$ (183)		$ (254)		$ (143)

During 2008, the Company funded operational costs primarily through the income tax credit provided by the Bank and proceeds from the exercise of stock options. The Company incurred $269,108 in operational costs for the year ended December 31, 2008. The Company recorded an income tax benefit of $86,497, resulting in a net loss of $182,611 for 2008.

The Company has an agreement with a financial institution that provided the Company with a line of credit of up to $3 million through December 30, 2003. The original principal balance of $900,000 under this line of credit is payable in nine (9) annual installments of $100,000 that began on January 1, 2005. This line of credit matures January 1, 2014 and bears interest at the prime rate minus 50 basis points. As of December 31, 2008 and 2007, the outstanding balance under the line of credit was $500,000 and $600,000, respectively. The arrangement requires the Company and the Bank to comply with certain financial and other covenants. At December 31, 2008, the Company and the Bank were in compliance with all but one of these covenants. The Company's ratio of classified assets to Tier 1 capital was slightly higher than the required ratio but a waiver of the covenant requirement for December 31, 2008 was granted by the financial institution. At December 31, 2007, the Company and the Bank were in compliance with all covenants. Future noncompliance with this covenant would not have a material impact on the Company's ability to meet future obligations.

Results of Operations - Comparison of 2008 and 2007

Balance Sheet

For the year ended December 31, 2008, the Company and Bank consolidated experienced an increase in total assets and a slight decrease in net income. Total assets increased 2.9% to $460.8 million at December 31, 2008 from $447.9 million at December 31, 2007. Average total assets were $452.4 million in 2008 and $421.1 million in 2007, an increase of $31.3 million or 7.4%. This increase in average assets is primarily the result of the Bank's loan portfolio growth during 2008. Net loans held for investment increased from $317.1 million at December 31, 2007 to $332.0 million at December 31, 2008, an increase of $14.9 million or 4.7%. Commercial loans increased $1.6 million or 5.4%, from $29.6 million at December 31, 2007 to $31.2 million at December 31, 2008. Real estate mortgage loans decreased $1.5 million or 0.8%, from $192.7 million at December 31, 2007 to $191.2 million at December 31, 2008, and real estate construction loans increased $15.4 million or 17.2%, from $89.6 million at December 31, 2007 to $105.0 million at December 31, 2008. Installment and consumer loans decreased $1.4 million or 13.3%, from $10.5 million at December 31, 2007 to $9.1 million at December 31, 2008. The decreases in installment and consumer loans and real estate mortgage loans are primarily the result of weaker demand in this segment of the loan portfolio. The increases in the commercial and construction loan categories are the result of the Bank's continuing efforts to increase these types of loans and the overall stability of the Richmond, McDuffie, and Columbia County, Georgia market areas. Loans held for sale by the Bank decreased $11.1 million or 28.1%, from $39.5 million at December 31, 2007 to $28.4 million at December 31, 2008, primarily as a result of the mortgage industry downturn during 2008.

The allowance for loan losses was $4,284,000 at December 31, 2008 and $5,059,000 at December 31, 2007. This represents a decrease of $775,000 or 15.3%. The decrease in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects an increase in loan charge-offs during 2008 partially offset by the continued growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.17% at December 31, 2008 and 1.40% at December 31, 2007. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.27% at December 31, 2008, compared to 1.57% at December 31, 2007.

The asset growth of the Bank during 2008 was funded through deposit account activity within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2008 were $377.0 million, a decrease of $3.0 million or 0.8%, from $380.0 million at December 31, 2007. Total other borrowings by the Bank were $41.1 million at December 31, 2008, an increase of $13.7 million or 50.0%, from the balance of $27.4 million at December 31, 2007. Borrowings were up in 2008 as a result of the decrease in deposit accounts.

The Bank's loan to deposit ratio was 96.7% at December 31, 2008 and 95.2% at December 31, 2007. Excluding mortgage loans held for sale, this ratio was 89.2% for 2008 and 84.8% for 2007.

Income Statement

Interest income was $26.4 million for 2008, compared to $29.0 million for 2007. This represents a decrease of $2.6 million or 9.0%. This decrease was primarily the result of the continued tightening of the lowering of interest rates and the market deterioration experienced in 2008. Interest expense decreased $2.7 million or 17.2%, from $15.7 million for 2007 to $13.0 million for 2008. This decrease in interest expense was primarily due to a decrease in interest-bearing deposits and the lower cost of funds resulting from the falling interest rate environment in 2008. In an effort to obtain growth in deposit accounts to fund the growing loan portfolio, the Bank focuses its marketing efforts in the local markets served by the Bank and performs strategic planning with respect to obtaining out-of-market funds. Despite the decrease in interest-bearing deposits, non-interest bearing deposits increased $3.8 million or 12.5%, from $30.3 million in 2007 to $34.1 million in 2008. This increase in non-interest bearing deposits is primarily the result of the Bank's marketing efforts related to its ATM Anywhere Free Checking product. Net interest income for 2008 and 2007 was flat at $13.3 million.

Non-interest income for 2008 and 2007 was also flat at $9.9 million.

Non-interest expense decreased slightly from $17.8 million in 2007 to $17.7 million in 2008, a decrease of $0.1 million or 0.6% as management exercised control over costs as margins declined.

In total, net income decreased in 2008 by $100,000 or 3.4%, from $2.9 million in 2007 to $2.8 million in 2008 as a result of each of the above factors.

Results of Operations - Comparison of 2007 and 2006

Balance Sheet

For the year ended December 31, 2007, the Company and Bank consolidated experienced an increase in total assets and a slight increase in net income. Total assets increased 7.3% to $447.9 million at December 31, 2007 from $417.5 million at December 31, 2006. Average total assets were $421.1 million in 2007 and $372.8 million in 2006, an increase of $48.3 million or 13.0%. This increase in average assets was primarily the result of strong loan demand and an increase in investments during 2007. Net loans held for investment increased from $276.5 million at December 31, 2006 to $317.1 million at December 31, 2007, an increase of 14.7%. Commercial loans increased $1.9 million or 6.9%, from $27.7 million at December 31, 2006 to $29.6 million at December 31, 2007. Real estate mortgage loans increased $23.6 million or 14.0%, from $169.1 million at December 31, 2006 to $192.7 million at December 31, 2007, and real estate construction loans increased $16.1 million or 21.9%, from $73.5 million at December 31, 2006 to $89.6 million at December 31, 2007. Installment and consumer loans decreased $100,000 or 0.9%, from $10.6 million at December 31, 2006 to $10.5 million at December 31, 2007. The decrease in installment and consumer loans was primarily the result of softer demand in this segment of the loan portfolio. The increases in each of the other loan categories were the result of the Bank's continuing efforts to increase these types of loans. Loans held for sale by the Bank decreased 30.5% from $56.8 million at December 31, 2006 to $39.5 million at December 31, 2007, as a result of mortgage rate increases and tightening of credit policy in the mortgage market during the last six months of 2007.

The allowance for loan losses was $5,059,000 at December 31, 2007 and $4,386,000 at December 31, 2006. This represents an increase of $673,000 or 15.3%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.40% at December 31, 2007 and 1.30% at December 31, 2006. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.57% at December 31, 2007, compared to 1.56% at December 31, 2006.

The asset growth of the Bank during 2007 was funded through deposit account growth within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2007 were $380.0 million, an increase of $38.7 million or 11.3%, from $341.3 million at December 31, 2006. Total other borrowings by the Bank were $27.4 million at December 31, 2007, a decrease of $11.2 million or 29.0%, from the balance of $38.6 million at December 31, 2006. Borrowings were down in 2007 as a result of the growth in deposit accounts.

The Bank's loan to deposit ratio was 95.2% at December 31, 2007 and 98.9% at December 31, 2006. Excluding mortgage loans held for sale, this ratio was 84.8% for 2007 and 82.3% for 2006.

Income Statement

Interest income was $29.0 million for 2007, compared to $25.3 million for 2006. This represents an increase of $3.7 million or 14.6%. This increase was attributable to both higher loan volume as well as higher yields. Interest expense increased $3.7 million or 30.8%, from $12.0 million for 2006 to $15.7 million for 2007. This increase in interest expense was also the result of increased deposit account balances as well as a higher cost of funds for the year. The increase in deposit accounts was a result of marketing efforts in the local markets served by the Bank and strategic planning with respect to obtaining out-of-market funds. The Bank focuses on obtaining growth in deposit accounts to fund the Bank's loan growth. Non-interest bearing deposits decreased $9.5 million or 23.9%, from $39.8 million in 2006 to $30.3 million in 2007, due primarily to the change in mortgage loan funding requirements and the resulting decrease in the required balance of the corresponding deposit account. Net interest income for 2007 was $13.3 million, representing a slight decrease of $100,000 or 0.7%, from $13.4 million in 2006.

Non-interest income of $9.9 million was recorded in 2007, a slight increase of $100,000 or 1.0%, from the $9.8 million recorded in 2006.

Non-interest expense decreased slightly from $17.9 million in 2006 to $17.8 million in 2007, a decrease of $100,000 or 0.6%.

In total, net income for 2007 remained steady at $2.9 million compared to 2006 as a result of each of the above factors.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The following table presents the average balance sheet of the consolidated Company for the years ended December 31, 2008, 2007 and 2006. Also presented is the consolidated Company's actual interest income and expense from each asset and liability, the average yield of each interest-earning asset and the average cost of each interest-bearing liability. This table includes all major categories of interest-earning assets and interest-bearing liabilities:

CONSOLIDATED AVERAGE BALANCE SHEETS

($ in thousands)

	Year Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
ASSETS									
INTEREST-EARNING ASSETS									
Loans, net of unearned income	$ 360,689	$ 23,186	6.43%	$ 336,434	$ 25,998	7.73%	$ 302,778	$ 23,144	7.64%
Investment securities	61,375	3,100	5.05%	57,463	2,760	4.80%	47,153	2,053	4.35%
Fed funds sold & cash in banks	3,996	85	2.13%	4,887	261	5.35%	2,788	138	4.95%
Total interest-earning assets	426,060	26,371	6.19%	398,784	29,019	7.28%	352,719	25,335	7.18%
NON-INTEREST-EARNING ASSETS									
Cash and due from banks	6,296			7,530			7,404		
Bank premises and fixed assets	10,260			10,623			10,879		
Accrued interest receivable	1,956			2,031			1,779		
Other assets	12,978			6,746			4,010		
Allowance for loan losses	(5,190)			(4,640)			(4,039)		
Total assets	$ 452,360			$ 421,074			$ 372,752		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEPOSITS									
NOW accounts	$ 31,674	$ 376	1.19%	$ 28,935	$ 478	1.65%	$ 29,395	$ 497	1.69%
Savings accounts	67,259	1,408	2.09%	68,691	2,928	4.26%	53,603	1,994	3.72%
Money market accounts	8,773	167	1.90%	10,982	307	2.79%	18,782	555	2.96%
Time accounts	231,736	9,999	4.31%	222,664	11,201	5.03%	178,982	7,760	4.34%
Total interest-bearing deposits	339,442	11,950	3.52%	331,272	14,914	4.50%	280,762	10,806	3.85%
OTHER INTEREST-BEARING LIABILITIES									
Borrowed funds	37,390	1,088	2.91%	15,721	792	5.04%	21,592	1,163	5.39%
Total interest-bearing liabilities	376,832	13,038	3.46%	346,993	15,706	4.53%	302,354	11,969	3.96%
NON-INTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	33,501			34,789			36,717		
Other liabilities	3,971			4,922			3,433		
Shareholders' equity	38,056			34,370			30,248		
Total liabilities and shareholders' equity	$ 452,360			$ 421,074			$ 372,752		
Interest rate spread			2.73%			2.75%			3.22%
Net interest income		$ 13,333			$ 13,313			$ 13,366	
Net interest margin			3.13%			3.34%			3.79%
Average interest-earning assets to average total assets			94.19%			94.71%			94.63%
Average loans to average deposits			96.71%			91.91%			95.37%

Rate/Volume Analysis of Net Interest Income

The following table sets forth information regarding changes in net interest income attributable to changes in average balances and changes in rates for the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate. Non-accruing loans have been included in the category "Net loans and loans held for sale."

	Comparison of Years Ended December 31, 2008 & December 31, 2007			Comparison of Years Ended December 31, 2007 & December 31, 2006		
	($ in thousands) Increase (Decrease) Due to					
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest earned on:						
Tax-exempt securities	$ 64	$ 3	$ 67	$ 64	$ 32	$ 96
Taxable securities	113	160	273	379	232	611
Federal funds sold and cash in banks	(47)	(129)	(176)	106	17	123
Net loans and loans held for sale	1,874	(4,686)	(2,812)	2,573	281	2,854
Total interest income	$ 2,004	$ (4,652)	$ (2,648)	$ 3,122	$ 562	$ 3,684
Interest paid on:						
NOW deposits	45	(147)	(102)	(8)	(11)	(19)
Money market deposits	(62)	(78)	(140)	(230)	(18)	(248)
Savings deposits	(61)	(1,459)	(1,520)	561	373	934
Time deposits	457	(1,659)	(1,202)	1,894	1,547	3,441
Borrowed funds	1,173	(877)	296	(351)	(20)	(371)
Total interest expense	$ 1,552	$ (4,220)	$ (2,668)	$ 1,866	$ 1,871	$ 3,737
Increase (decrease) in net interest income	$ 452	$ (432)	$ 20	$ 1,256	$ (1,309)	$ (53)

Deposits

The Bank offers a wide range of commercial and consumer interest bearing and non-interest bearing deposit accounts, including checking accounts, money market accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, certificates of deposit and regular savings accounts. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area, obtained through the personal solicitation of the Bank's officers and directors, direct mail solicitation and advertisements published in the local media. The Bank also utilizes the brokered certificate of deposit market and the Promontory Interfinancial Network (CDARS) program for funding needs for loan origination and liquidity. These brokered and CDARS deposits are included in time deposits on the balance sheet. The Bank pays competitive interest rates on time and savings deposits. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and similar items.

The following table details, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories ($ in thousands):

	Year Ended December 31, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006	
	Average Amount	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
Deposit Category						
Non-interest bearing demand deposits	$34,034	–	$35,062	–	$36,717	–
NOW and money market deposits	40,447	1.34%	39,917	1.97%	48,177	2.18%
Savings deposits	67,259	2.09%	68,691	4.26%	53,603	3.72%
Time deposits	231,736	4.31%	222,664	5.03%	178,982	4.34%

The maturities of certificates of deposit and individual retirement accounts of $100,000 or more as of December 31, 2008 were as follows ($ in thousands):

Three months or less	$ 37,231
Over three months through six months	25,122
Over six months through twelve months	95,180
Over twelve months	13,345
Total	$ 170,878

Borrowed Funds

The Bank's borrowed funds consist of short-term borrowings and long-term debt, including federal funds purchased, retail and other repurchase agreements and lines of credit with the Federal Home Loan Bank. The average balance of borrowed funds was approximately $36.8 million for the year ended December 31, 2008, compared to $15.1 million and $20.8 million for the years ended December 31, 2007 and 2006, respectively.

The most significant borrowed funds categories for the Bank are three lines of credit from the Federal Home Loan Bank, consisting of the "Loans Held for Sale" (LHFS) program (formerly known as the warehouse line of credit), a 1-4 family housing loan line of credit (1-4 LOC), and a long-term convertible advance.

At December 31, 2008, there was no outstanding balance on the LHFS line of credit, compared to an outstanding balance of $1,342,686 with an interest rate of 5.19% at December 31, 2007. At December 31, 2006, the outstanding balance on the LHFS line of credit was $23,328,076 with an interest rate of 6.06%. The average balance outstanding on the LHFS line of credit was $76,125 for 2008 with a weighted average interest rate of 2.83%. The average balance outstanding on the LHFS line of credit was $2,448,636 for 2007 with a weighted average interest rate of 5.82%. The average balance outstanding for 2006 was $7,574,412 with a weighted average interest rate of 5.69%. The maximum amount outstanding on the LHFS line of credit at any month end during 2008 was $0, compared to $5,477,302 in 2007 and $24,213,305 in 2006. The LHFS line of credit is secured by the mortgage loans held for sale originated with the borrowed funds. The interest rate on the LHFS line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate plus 50 basis points.

At December 31, 2008, the outstanding balance on the 1-4 LOC was $6,000,000 with an interest rate of 0.46%, compared to an outstanding balance of $5,000,000 with an interest rate of 4.40% at December 31, 2007. At December 31, 2006, the outstanding balance on the 1-4 LOC was $8,500,000 with an interest rate of 5.50%. The average balance outstanding on the 1-4 LOC was $8,297,541 for 2008 with a weighted average interest rate of 2.40%. The average balance outstanding on the 1-4 LOC was $6,011,781 for 2007 with a weighted average interest rate of 5.32 %. The average balance outstanding for 2006 was $7,370,137 with a weighted average interest rate of 5.56%. The maximum amount outstanding on the 1-4 LOC at any month end during 2008 was $24,200,000, compared to $11,000,000 in 2007 and $9,200,000 in 2006. This 1-4 LOC is secured by the Bank's portfolio of 1-4 family first mortgage loans, excluding those loans that are held for sale. The interest rate on the 1-4 LOC is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate.

During 2007, a long-term convertible advance was established as a new additional line of credit. At December 31, 2008, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and is callable until December 2010. An additional, but similar, long-term convertible advance was established during 2008. At December 31, 2008, the outstanding balance on this new advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and is callable until May 2010.

Loan Portfolio

The Bank engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans. As of December 31, 2008, the Bank's loan portfolio consisted of 56.8% real estate mortgage loans, 31.2% real estate construction loans, 9.3% commercial loans and 2.7% consumer/installment loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within the Bank's legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short- to medium-term plant and equipment loans, loans for general working capital and letters of credit.

The Bank's consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit.

The Bank's real estate mortgage loans include commercial mortgage lending and residential mortgage lending. The Bank's commercial mortgage loans are generally secured by office buildings, retail establishments and other types of property. The Bank's residential mortgage loans are primarily single-family residential loans secured by the residential property.

The Bank's real estate construction loans consist of residential and commercial construction loans as well as land development loans. These loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia areas and the Jacksonville, Florida area.

While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio.

With respect to loans which exceed the Bank's lending limits or established credit criteria, the Bank may originate such loans and sell them to another bank. The Bank may also purchase loans originated by other banks. Management of the Bank does not believe that loan purchase participations will necessarily pose any greater risk of loss than loans which the Bank originates.

The following table presents the categories of loans contained in the Bank's loan portfolio as of the end of the five most recent fiscal years and the total amount of all loans for such periods:

	December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
			($ in thousands)		
Type of Loan					
Commercial, financial and agricultural	$31,173	$29,582	$27,692	$29,945	$30,820
Real estate – construction	105,032	89,580	73,502	55,737	46,581
Real estate – mortgage	191,152	192,668	169,141	152,497	127,691
Installment and consumer	9,092	10,487	10,609	10,189	11,705
Subtotal	$336,449	$322,317	$280,944	$248,368	$216,797
Less:					
Unearned income and deferred loan Fees	(156)	(116)	(61)	(57)	(69)
Allowance for possible loan losses	(4,284)	(5,059)	(4,386)	(3,756)	(3,416)
Total (net of allowance)	$ 332,009	$ 317,142	$ 276,497	$ 244,555	$ 213,312

In addition to the above, at December 31, 2008, the Bank also had $28.4 million of single family residential mortgage loans held for sale that were originated by the Bank's Mortgage Division.

The table below presents an analysis of maturities of certain categories of loans as of December 31, 2008:

Type of Loan	**Due in 1 Year or Less**	**Due in 1 to 5 Years**	**Due After 5 Years**	**Total**
		($ in thousands)		
Commercial, financial and agricultural	$ 20,952	$ 10,004	$ 217	$ 31,173
Real estate-construction	84,337	20,695	-	105,032
Total	$ 105,289	$ 30,699	$ 217	$ 136,205

The following is a presentation of an analysis of sensitivities of certain loans (those presented in the maturity table above) to changes in interest rates as of December 31, 2008 ($ in thousands):

Loans due after 1 year with predetermined interest rates	$ 12,355
Loans due after 1 year with floating interest rates	$ 18,561

The following table presents information regarding non-accrual and past due loans at the dates indicated:

	December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
			($ in thousands)		
Loans accounted for on a non-accrual basis					
Number	56	65	49	73	75
Amount	$5,061	$ 11,558	$2,286	$1,708	$ 1,664
Accruing loans which are contractually past due 90 days or more as to principal and interest payments					
Number	3	4	2	10	6
Amount	$1	$18	$ 71	$297	$444

The Bank does not have any loans which are "troubled debt restructurings" as defined in SFAS No. 15.

Accrual of interest is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Additional interest income of $93,125 in 2008 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized in 2008 on loans that have been accounted for on a non-accrual basis.

At December 31, 2008, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Summary of Loan Loss Experience

An analysis of the Bank's loss experience is furnished in the following table for the periods indicated.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
			($ in thousands)		
Allowance for loan losses, beginning of year	$5,059	$4,386	$3,756	$3,416	$3,164
Charge offs:					
Construction, land development and other land loans	1,107	-	-	-	-
Commercial, financial and agricultural	223	163	106	521	240
Installment and consumer	110	97	95	129	127
Real estate – mortgage	824	28	98	73	333
	2,264	288	299	723	700
Recoveries:					
Construction, land development and other land loans	-	-	-	-	-
Commercial, financial and agricultural	5	10	16	34	-
Installment and consumer	25	31	7	7	14
Real estate – mortgage	3	11	8		130
	33	52	31	41	144
Net (charge-offs) recoveries	(2,231)	(236)	(268)	(682)	(556)
Provision charged to operations	1,456	909	898	1,022	808
Allowance for loan losses, end of year	$4,284	$5,059	$4,386	$3,756	$3,416
Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(.62%)	(.07%)	(.09%)	(.24%)	(.23%)

Allowance for Loan Losses

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans.

Accordingly, management has established an allowance for loan losses, which totaled approximately $4,284,000 at December 31, 2008, which is allocated according to the following table, along with the percentage of loans in each category to total loans:

	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					($ in thousands)					
Commercial, financial and agricultural	$436	9.3%	$562	9.2%	$883	9.9%	$543	12.1%	$581	14.2%
Real estate - construction	1,838	31.2%	1,928	27.8%	1,442	26.2%	1,312	22.4%	1,165	21.5%
Real estate - Mortgage	1,770	56.8%	2,247	59.8%	1,760	60.2%	1,671	61.4%	1,432	58.9%
Consumer and installment	133	2.7%	195	3.2%	191	3.7%	136	4.1%	152	5.4%
Unallocated	107	--	127	--	110	--	94	--	86	--
Total	$4,284		$5,059		$4,386		$3,756		$3,416	

In evaluating the Bank's allowance for loan losses, management has taken into consideration concentrations within the loan portfolio, past loan loss experience, growth of the portfolio, current economic conditions and the appraised value of collateral securing loans. Although management believes the allowance for loan losses is adequate, management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Real estate mortgage loans constituted approximately 56.8% of outstanding loans at December 31, 2008. These loans include both commercial and residential mortgage loans. Management believes the risk of loss for commercial real estate loans is generally higher than residential loans. Management continuously monitors the performance of the commercial real estate portfolio and collateral values. Residential mortgages are generally secured by the underlying residence. Management of the Bank currently believes that these loans are adequately secured.

Real estate construction loans represented approximately 31.2% of the Bank's outstanding loans at December 31, 2008. This category of the loan portfolio consists of commercial and residential construction and development loans located in the Bank's market areas in Georgia and Florida. Management of the Bank closely monitors the performance of these loans and periodically inspects properties and development progress. Management considers these factors in estimating and evaluating the allowance for loan losses.

Commercial loans represented approximately 9.3% of outstanding loans at December 31, 2008. Commercial loans are generally considered by management as having greater risk than other categories of loans in the Bank's loan portfolio. However, the Bank generally originates commercial loans on a secured basis, and at December 31, 2008, over 98% of the Bank's commercial loans were secured. Management believes that the secured status of a substantial portion of the commercial loan portfolio greatly reduces the risk of loss inherently present in commercial loans.

Consumer and installment loans represented approximately 2.7% of outstanding loans at December 31, 2008 and are also well secured. At December 31, 2008, the majority of the Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans inherently possess less risk than other categories of loans.

Loans held for sale consist of single family residential mortgage loans originated by the Bank's Mortgage Division. These loans are originated with an investor purchase commitment and are sold shortly after origination by the Bank.

The Bank's management and Board of Directors monitor the loan portfolio monthly to evaluate the adequacy of the allowance for loan losses. Ratings on classified loans are also reviewed and performance is evaluated in determining the allowance. The provision for loan losses charged to operations is based on this analysis. In addition, management and the Board consider such factors as delinquent loans, collateral values and economic conditions in their evaluation of the adequacy of the allowance for loan losses.

Cash and Due from Banks

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in cash and due from banks. As of December 31, 2008, interest-bearing cash due from banks totaled $1.3 million and funds required to be on reserve with the Federal Reserve totaled $960,000.

Investments

As of December 31, 2008, investment securities comprised approximately 12.5% of the Bank's assets. The Bank invests primarily in obligations of the United States or agencies of the United States, mortgage-backed securities and obligations, certain obligations of states and municipalities, corporate securities, Federal Home Loan Bank stock, and bank-owned life insurance. The Bank also enters into federal funds transactions with its principal correspondent banks. The Bank may act as a net seller or net purchaser of such funds.

The following table presents, for the dates indicated, the estimated fair market value of the Bank's investment securities available for sale. The Bank has classified all of its investment securities as available for sale.

	December 31,		
	2008	**2007**	**2006**
		($ in thousands)	
Obligations of the U.S. Treasury and other U.S. government agencies	$ 27,330	$ 32,148	$ 26,177
Mortgage-backed securities	20,190	19,332	21,415
Obligations of States and political subdivisions	9,924	7,243	5,681
Corporate obligations	150	183	-
Total investment securities	$ 57,594	$ 58,906	$ 53,273
Federal Home Loan Bank stock	2,201	1,487	2,131
Total investment securities and FHLB stock	$ 59,795	$ 60,393	$ 55,404

The following tables present the contractual maturities and weighted average yields of the Bank's investment securities as of December 31, 2008:

	Maturities of Investment Securities			
	LESS THAN ONE YEAR	ONE TO FIVE YEARS	FIVE TO TEN YEARS	OVER TEN YEARS
	($ in thousands)			
Obligations of the U.S. Treasury and other U.S. government agencies	$ -	$ -	$11,822	$15,508
Mortgage-backed securities	-	1,246	-	18,944
Obligations of States and political subdivisions	226	833	3,602	5,263
Corporate obligations	-	-	150	-
Federal home loan bank stock	2,201	-	-	-
Total	$2,427	$2,079	$15,574	$39,715

	Weighted Average Yields			
	LESS THAN ONE YEAR	ONE TO FIVE YEARS	FIVE TO TEN YEARS	OVER TEN YEARS
Obligations of the U.S. Treasury and other U.S. government agencies	-	-	5.35%	5.71%
Mortgage-backed securities	-	3.62%	-	5.20%
Obligations of States and political subdivisions	3.62%	5.61%	5.70%	5.83%
Corporate obligations	-	-	5.60%	-
Federal home loan bank stock	4.29%	-	-	-
Total weighted average yield	4.22%	4.42%	5.43%	5.48%

The weighted average yields on tax-exempt obligations presented in the table above have been computed on a tax-equivalent basis.

With the exception of U.S. government agency securities, the Bank did not have investments with a single issuer exceeding, in the aggregate, 10% of the Company's shareholders' equity.

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per FASB Technical Bulletin 85-4, this policy is classified as a miscellaneous asset at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2008, the BOLI cash surrender value was $8,401,691, resulting in other income for 2008 of $315,832 and an annualized net yield of 3.84%.

Return on Equity and Assets

The following table presents certain profitability, return and capital ratios for the Company as of the end of the past three fiscal years.

	December 31,		
	2008	2007	2006
Return on Average Assets	0.62%	0.69%	0.78%
Return on Average Equity	7.36%	8.39%	9.57%
Dividend Payout Ratio	--	--	--
Equity to Assets Ratio	8.48%	8.03%	7.70%

Liquidity and Interest Rate Sensitivity

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to ensure that it is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding, which could be costly and negatively affect earnings. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2008, the Bank's liquidity ratio was 20.4% as compared to 17.9% at December 31, 2007. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with Silverton Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities at December 31, 2008 with a market value of $57.6 million in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2008, the Bank was asset sensitive except in the 3-12 month time frame.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2008 ($ in thousands):

	0-3 mos.	3-12 mos.	1-5 years	5 years or more	Total
Taxable securities	$ -	$ -	$ 1,246	$ 46,424	$ 47,670
Tax-exempt securities	-	226	833	8,865	9,924
Federal funds sold and cash in banks	9,954	-	-	-	9,954
Loans	195,740	44,863	119,406	4,686	364,695
Total rate sensitive assets	205,694	45,089	121,485	59,975	432,243
NOW and money market deposits	47,145	-	-	-	47,145
Savings deposits	55,426	-	-	-	55,426
Time deposits	49,285	165,887	24,844	301	240,317
Total rate sensitive deposits	151,856	165,887	24,844	301	342,888
Borrowed funds	15,128	-	-	-	15,128
Total rate sensitive liabilities	166,984	165,887	24,844	301	358,016
Excess of rate sensitive assets less rate sensitive liabilities	$ 38,710	$ (120,798)	$ 96,641	$ 59,674	$ 74,227
Cumulative ratio of rate sensitive assets to liabilities	123%	75%	104%	121%	
Cumulative gap	$ 38,710	$ (82,088)	$ 14,553	$ 74,227	

Capital Resources

The equity capital of the Bank totaled $39.0 million at December 31, 2008, an increase of $3.0 million, or 8.3%, from equity capital of $36.0 million at December 31, 2007. The increase in equity capital was attributable to the Bank's net income of $3.0 million and a negligible decrease of $7,000 in the Bank's after-tax unrealized gain/(loss) on available-for-sale securities which, under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account. The equity capital of the Company totaled $39.1 million at December 31, 2008.

Management believes that the capitalization of the Company and the Bank is adequate to sustain the growth experienced in 2008. The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2008:

	December 31, 2008	Minimum Regulatory Requirement
Bank		
Total risk-based capital ratio	10.89%	8.0%
Tier 1 Capital ratio	9.80%	4.0%
Leverage ratio	8.58%	4.0%
Company – Consolidated		
Total risk-based capital ratio	10.91%	8.0%
Tier 1 Capital ratio	9.82%	4.0%
Leverage ratio	8.59%	4.0%

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

Fair Value Measurement

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements,"* which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The Company has elected not to delay the application of SFAS No. 157 to non-financial assets and non-financial liabilities, as allowed by Financial Accounting Standards Board ("FASB") Staff Position SFAS 157-2. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. Under SFAS No. 157, the Company bases fair values as defined above. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under SFAS No. 157, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company had no Level 1 assets or liabilities at December 31, 2008.

Level 2 – Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. At December 31, 2008, Level 2 securities included U.S. Government agency obligations, state and municipal bonds, corporate debt securities, mortgage-backed securities, and FHLB stock.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company had no Level 3 assets or liabilities at December 31, 2008.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale, including FHLB stock, are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating, prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2008, the Company classified $59.8 million of investment securities available-for-sale, including FHLB stock, subject to recurring fair value adjustments as Level 2.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments related to the $28.4 million of loans held for sale at December 31, 2008.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once an individual loan is identified as impaired, management measures the impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS No. 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loans as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans, classified as Level 2, totaled $6.1 million at December 31, 2008 and had specific loan loss allowances aggregating $0.8 million.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed assets as nonrecurring Level 3. There were no fair value adjustments related to foreclosed real estate of $7.2 million at December 31, 2008.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis:

			Fair Value Measurements at December 31, 2008, Using, ($ in thousands)		
Description	**Total Carrying Amount in the Consolidated Balance Sheet 12/31/2008**	**Assets/ Liabilities Measured at Fair Value 12/31/2008**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
Available-for-sale securities, including FHLB stock	$59,795	$59,795	-	$59,795	$-

Market Risk

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship that compares rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be re-priced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments in order to manage this risk.

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not re-price on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical re-pricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

Following is an analysis of significant off-balance sheet financial instruments at December 31, 2008 and 2007.

	December 31, 2008	**December 31, 2007**
	($ in thousands)	
Commitments to extend credit	$ 56,426	$ 40,492
Standby letters of credit	5,102	1,912
Total	$ 61,528	$ 42,404

Contractual Obligations

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2008, based upon rates in effect at December 31, 2008.

	Payments Due by Period ($ in thousands)				
	Total	**Less than 1 Year**	**1-3 years**	**3-5 years**	**More than 5 Years**
Time Deposits	$254,914	$228,426	$25,636	$550	$302
Long-Term Debt	29,611	1,072	2,134	26,405	-
Data Processing Obligations	2,236	1,032	1,204	-	-
Operating Lease Obligations	1,201	291	566	344	-
Service Contract Obligations	615	232	272	111	-
Total	$288,577	$231,053	$29,812	$27,410	$302

GEORGIA ★ CAROLINA
Bancshares, Inc.

Financial Statements

For the Years Ended December 31, 2008 and 2007

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors

Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and cash flows, for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Augusta, Georgia
March 31, 2009

Cherry, Bekaert & Holland, L.L.P.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

($ in thousands, except per share amounts)

ASSETS

	2008	2007
Cash and due from banks	$ 9,954	$ 6,744
Federal funds sold	-	-
Securities available-for-sale	57,594	58,906
Loans, net of allowance for loan losses of $4,284 and $5,059, respectively	332,009	317,142
Loans held for sale	28,402	39,547
Bank premises and fixed assets	10,081	10,432
Accrued interest receivable	1,934	2,115
Foreclosed real estate, net of allowance	7,217	483
Deferred tax asset, net	996	1,315
Federal Home Loan Bank stock	2,201	1,487
Bank-owned life insurance	8,402	8,086
Other assets	2,038	1,612
Total assets	**$ 460,828**	**$ 447,869**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Liabilities		
Deposits		
Non-interest bearing	$ 34,121	$ 30,292
Interest-bearing:		
NOW accounts	37,373	27,706
Savings	55,426	73,184
Money market accounts	9,772	9,449
Time deposits of $100,000 or more	170,878	145,295
Other time deposits	69,439	94,040
Total deposits	377,009	379,966
Federal funds purchased	1,148	5,037
Federal Home Loan Bank borrowings	6,000	6,343
Deposit agreements	8,611	5,993
Current portion of long-term debt	100	100
Long-term debt	25,400	10,500
Other liabilities	3,476	3,959
Total liabilities	421,744	411,898
Shareholders' equity		
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,456,816 and 3,398,723 shares issued and outstanding, respectively	4	4
Additional paid-in capital	15,268	14,948
Retained earnings	23,604	20,804
Accumulated other comprehensive income	208	215
Total shareholders' equity	39,084	35,971
Total liabilities and shareholders' equity	**$ 460,828**	**$ 447,869**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF INCOME

For The Years Ended December 31, 2008, 2007 and 2006

($ in thousands, except per share amounts)

	2008	2007	2006
Interest income			
Interest and fees on loans	$ 23,186	$ 25,998	$ 23,144
Interest on taxable securities	2,763	2,490	1,541
Interest on nontaxable securities	337	270	512
Interest on Federal funds sold and cash in banks	85	261	138
Total interest income	26,371	29,019	25,335
Interest expense			
Interest on time deposits of $100,000 or more	6,414	6,687	4,976
Interest on other deposits	5,536	8,227	5,830
Interest on funds purchased and other borrowings	1,088	792	1,163
Total interest expense	13,038	15,706	11,969
Net interest income	13,333	13,313	13,366
Provision for loan losses	1,456	909	898
Net interest income after provision for loan losses	11,877	12,404	12,468
Non-interest income			
Service charges on deposits	1,338	1,273	928
Other income	1,430	897	560
Gain on sale of mortgage loans	7,152	7,762	8,312
Total non-interest income	9,920	9,932	9,800
Non-interest expense			
Salaries and employee benefits	10,958	11,131	11,801
Occupancy expenses	1,546	1,523	1,467
Other expenses	5,241	5,162	4,643
Total non-interest expense	17,745	17,816	17,911
Income before income taxes	4,052	4,520	4,357
Income tax expense	1,252	1,619	1,460
Net income	**$ 2,800**	**$ 2,901**	**$ 2,897**
Earnings per share			
Basic	**$ .82**	**$ .85**	**$ .86**
Diluted	**$ .80**	**$ .83**	**$ .83**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For The Years Ended December 31, 2008, 2007 and 2006

($ in thousands)

	2008	2007	2006
Net income	$ 2,800	$ 2,901	$ 2,897
Unrealized holding gain (loss) arising during the period, net of tax	(7)	496	271
Comprehensive income	**$ 2,793**	**$ 3,397**	**$ 3,168**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For The Years Ended December 31, 2008, 2007 and 2006

($ in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2006	3,354,090	$ 4	$13,974	$15,006	$(552)	$28,432
Net income	-	-	-	2,897	-	2,897
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	271	271
Proceeds from exercise of stock options	10,400	-	59	-	-	59
Stock-based compensation expense	-	-	295	-	-	295
Issuance of stock for compensation	12,032	-	172	-	-	172
Balance at December 31, 2006	3,376,522	4	14,500	17,903	(281)	32,126
Net income	-	-	-	2,901	-	2,901
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	496	496
Proceeds from exercise of stock options	8,500	-	33	-	-	33
Stock-based compensation expense	-	-	226	-	-	226
Issuance of stock for compensation	13,701	-	189	-	-	189
Balance at December 31, 2007	3,398,723	4	14,948	20,804	215	35,971
Net income	-	-	-	2,800	-	2,800
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(7)	(7)
Proceeds from exercise of stock options	43,133	-	21	-	-	21
Stock-based compensation expense	-	-	134	-	-	134
Issuance of stock for compensation	14,960	-	165	-	-	165
Balance at December 31, 2008	**3,456,816**	**$4**	**$15,268**	**$23,604**	**$208**	**$39,084**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2008, 2007 and 2006

($ in thousands)

	2008	2007	2006
Cash flows from operating activities			
Net income	$ 2,800	$ 2,901	$ 2,897
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	723	752	764
Provision for loan losses	1,456	909	898
Gains on sales of foreclosed real estate	(13)	(33)	(21)
(Gains) losses on sales of premises and equipment	(1)	32	-
Increase in cash value of bank-owned life insurance	(316)	(86)	-
Stock-based compensation expense	134	226	295
Stock compensation	165	189	172
Deferred income tax	323	(234)	(172)
Net originations, proceeds and gain on loans held for sale	11,145	17,211	(16,694)
(Increase) decrease in accrued interest receivable	181	(377)	18
Increase (decrease) in accrued interest payable	(1,110)	54	1,674
Net change in other assets and liabilities	226	(8,384)	241
Net cash provided by (used in) operating activities	15,713	13,160	(9,928)
Cash flows from investing activities			
(Increase) decrease in Federal funds sold	-	1,182	(1,182)
Loan originations and collections, net	(24,983)	(42,690)	(33,619)
Purchases of available-for-sale securities	(27,262)	(18,876)	(21,003)
Proceeds from maturities and calls of available-for-sale securities	28,564	14,017	6,492
Purchases of restricted securities	(4,816)	(4,248)	(6,946)
Proceeds from sales of restricted securities	4,102	4,892	5,840
Proceeds from sale of foreclosed real estate	1,939	1,285	628
Net additions to premises and equipment	(266)	(456)	(751)
Net cash used in investing activities	(22,722)	(44,894)	(50,541)
Cash flows from financing activities			
Net increase (decrease) in deposits, funds purchased, and other borrowings	(7,077)	43,561	33,346
Increase (decrease) in FHLB borrowings	14,657	(15,485)	23,828
Increase (decrease) in repurchase agreements	2,618	(740)	4,847
Proceeds from stock options exercised	21	33	59
Net cash provided by financing activities	10,219	27,369	62,080
Net increase (decrease) in cash and due from banks	3,210	(4,365)	1,611
Cash and due from banks at beginning of the year	6,744	11,109	9,498
Cash and due from banks at end of the year	**$ 9,954**	**$ 6,744**	**$ 11,109**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1- Summary of significant accounting policies

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank's loans and loan commitments have been granted to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas and in Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

Significant accounting policies

Basis of presentation: The consolidated financial statements include the accounts of the Company and its subsidiary bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant concentrations of credit risk: A substantial portion of the Bank's loan portfolio is with customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

Significant concentrations of deposit risk: In October and November 2008, the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire December 31, 2009, at which time it is anticipated that amounts insured by the FDIC will return to $100,000. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits.

Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

Investment securities: The Bank's investments in securities are classified and accounted for as follows:

Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1 - Summary of significant accounting policies (continued)

Restricted equity securities without a readily determinable fair value are recorded at cost.

The Bank has not classified any securities as held-to-maturity or trading.

Realized gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary, results in write-downs of individual securities to their fair value.

The amortization or premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities.

Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and interest income: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans, as the Bank only holds the loans in the portfolio temporarily until funding from the investor is completed.

Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are derivative instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, as amended. Pursuant to that SFAS, loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a best efforts forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

Note 1 - Summary of significant accounting policies (continued)

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criterion to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. Impairment on loans is measured using either the discounted expected cash flow method or value of collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan, or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.

Financial instruments: In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Bank-owned life insurance (BOLI): In order to insure the lives of its key officers, the Bank has acquired a bank-owned life insurance policy. BOLI is recorded at its cash surrender value, net of surrender charges and/or early termination charges, in accordance with FASB Technical Bulletin 85-4. The change in cash value is recorded as other income/expense.

Note 1 - Summary of significant accounting policies (continued)

Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with Financial Accounting Standards Board Interpretation No. 48 (FIN 48), it is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes and to disclose the recognized interest and penalties, if material.

Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company's outstanding stock options are the primary cause of the Company's diluted earnings per share.

Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.

Deposit liabilities, other borrowings, and retail agreements – Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates of deposits.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is equal to the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.

Note 1 - Summary of significant accounting policies (continued)

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

Stock-based compensation: The Company uses the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment,* to account for compensation costs under its stock option plans. In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the previously utilized intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. See Note 10 for additional information regarding the Company's stock-based compensation plans.

Recently issued accounting standards

In February 2006, the FASB issued SFAS 155, *Accounting for Certain Hybrid Financial Instruments.* SFAS 155 amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Furthermore, it clarifies which interest-only strips and principal-only strips are not subject to SFAS 133 requirements. It also establishes a requirement to evaluate interests in securitized financial assets to identify interest in freestanding derivatives and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. In addition, it eliminates the prohibition on a qualifying special purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. The Company adopted SFAS 155 in 2007 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In June 2006, the FASB issued FASB Interpretation 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109,"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, *"Accounting for Income Taxes."* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2006, the FASB issued SFAS 157, *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company adopted SFAS 157 on January 1, 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 1 - Summary of significant accounting policies (continued)

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities".* SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable, and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Company adopted SFAS 159 on January 1, 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force in EITF 06-4, *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF 06-4 clarifies that an endorsement split-dollar life insurance arrangement is one that provides a post-retirement life insurance benefit to an employee. EITF 06-4 requires that for such an arrangement, an employer must recognize a liability for the future benefits in accordance with either FASB Statement No. 106 or APB 12, as appropriate. EITF 06-4 also requires that recognition of the effects of its adoption be either by 1) a change in accounting principle recorded as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or 2) a change in accounting principle through retrospective application to all prior periods. The Company adopted EITF 06-4 on January 1, 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force in EITF 06-5, *"Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4."* With the issue of EITF 06-5, consensus was reached on the following issues in the reporting of the realizable asset in the statement of financial condition: 1) that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract; 2) that a policyholder should determine the amount that could be realized under the insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy); and 3) that a policyholder should not discount the cash surrender value component of the amount that could be realized under the insurance contract when contractual restrictions on the ability to surrender a policy exist, as long as the policyholder continues to participate in the changes in the cash surrender value as it had done prior to the surrender request. EITF 06-5 requires that recognition of the effects of its adoption be either by 1) a change in accounting principle recorded as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or 2) a change in accounting principle through retrospective application to all prior periods. The Company adopted EITF 06-5 in 2007 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 109 ("SAB 109"). SAB 109 expresses the views of the SEC regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles and supersedes SAB 105. SAB 109 states that, consistent with SFAS 156, *"Accounting for Servicing of Financial Assets",* and SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities",* the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Furthermore, SAB 109 retains the view issued in SAB 105 that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and actually broadens its application to all written loan commitments accounted for at fair value through earnings. The Company adopted SAB 109 on January 1, 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 1 - Summary of significant accounting policies (continued)

In February 2008, the FASB issued FSP FAS 140-3, *"Accounting for Transfers of Financial Assets and Repurchase Financing Transactions."* FSP 140-3 addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one "linked" transaction. FSP 140-3 includes a "rebuttable presumption" that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. FSP 140-3 is effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company will be required to adopt this statement on January 1, 2009. Management does not expect the adoption of this statement to have a material impact on the Company's financial condition, results of operations, or liquidity.

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.* SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will be required to adopt this standard on January 1, 2009. Management does not expect the adoption of SFAS 161 to have a material impact on the Company's financial condition, results of operations, or liquidity.

In May 2008, the FASB issued SFAS 162, *"The Hierarchy of Generally Accepted Accounting Principles."* SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008, 60 days following the SEC's September 16, 2008 approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *"The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles."* The Company adopted SFAS 162 in 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, *"Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133* and *FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP 133-1* and *FIN 45-4).* FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. FSP 133-1 and FIN 45-4 also clarifies that the disclosure requirements of SFAS 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 was effective for reporting periods (annual or interim) ending after November 15, 2008. The Company adopted this statement as of December 31, 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In October 2008, the FASB issued FSP SFAS No. 157-3, *"Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active"* (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (SFAS 154, *Accounting Changes and Error Corrections*). The disclosure provisions of SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The Company adopted this standard on October 1, 2008 as required. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 2 - Cash and due from banks

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in Cash and due from banks. As of December 31, 2008, interest-bearing cash on deposit with correspondent banks totaled $1.3 million and funds required to be on reserve with the Federal Reserve totaled $960,000.

Note 3 - Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, 2008 and 2007 are shown below:

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 26,690	$ 640	$ -	$ 27,330
Mortgage-backed	19,899	423	(132)	20,190
Corporate obligations	194	-	(44)	150
State and municipal	10,482	30	(588)	9,924
Total	$ 57,265	$ 1,093	$ (764)	$ 57,594

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 31,671	$ 485	$ (8)	$ 32,148
Mortgage-backed	19,431	48	(147)	19,332
Corporate obligations	194	-	(11)	183
State and municipal	7,271	41	(69)	7,243
Total	$ 58,567	$ 574	$ (235)	$ 58,906

The amortized cost and fair value of securities as of December 31, 2008 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or prepaid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

Note 3 – Investment securities (continued)

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	($ in thousands)	
Less than one year	$ 225	$ 226
One to five years	835	833
Five to ten years	15,430	15,574
Over ten years	20,876	20,771
Mortgage-backed securities	19,899	20,190
Total	$ 57,265	$ 57,594

Securities with a carrying amount of approximately $41.5 million at December 31, 2008 and $48.8 million at December 31, 2007 were pledged to secure public deposits and for other purposes.

There were no material gross realized gains or gross realized losses on sales of securities during 2008, 2007, or 2006.

Information pertaining to securities with gross unrealized losses at December 31, 2008 and December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	2008			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U. S. agency	$ -	$ -	$ -	$ -
State and municipal	(400)	6,440	(188)	742
Corporate obligations	-	-	(44)	150
Mortgage-backed	(131)	4,224	(1)	728
Total	$ (531)	$ 10,664	$ (233)	$ 1,620

	2007			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U. S. agency	$ -	$ 1,245	$ (8)	$ 4,867
State and municipal	(21)	1,546	(48)	1,406
Corporate obligations	(11)	183	-	-
Mortgage-backed	(4)	2,254	(143)	12,081
Total	$ (36)	$ 5,228	$ (199)	$ 18,354

Note 3 – Investment securities (continued)

Management evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2008, the gross unrealized losses are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. All of the securities are U.S. agency debt securities, mortgage-backed securities, municipal securities and corporate securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other than temporary.

Included in Other Assets is an investment of approximately $709,000, net of amortization, in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately the next 7 years.

Note 4 - Loans

The composition of loans for the years ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
	($ in thousands)	
Commercial and industrial	$ 31,173	$ 29,582
Real estate – construction	105,032	89,580
Real estate – residential	65,958	53,557
Real estate – commercial	125,194	139,111
Consumer	9,092	10,487
	336,449	322,317
Deferred loan fees	(156)	(116)
	336,293	322,201
Allowance for loan losses	(4,284)	(5,059)
Loans, net	$ 332,009	$ 317,142

Changes in the allowance for loan losses are as follows:

	2008	2007	2006
		($ in thousands)	
Balance at beginning of the year	$ 5,059	$ 4,386	$ 3,756
Provision charged to operations	1,456	909	898
Recoveries	33	52	31
Loans charged off	(2,264)	(288)	(299)
Balance at end of the year	$ 4,284	$ 5,059	$ 4,386

Note 4 - Loans (continued)

Loans, classified as non-accrual, for which the accrual of interest had been discontinued or reduced, amounted to approximately $5,061,000 and $11,558,000 at December 31, 2008 and 2007, respectively. The allowance for loan losses specifically reserved for these non-accrual loans totaled approximately $388,000 and $1,266,000 at December 31, 2008 and 2007, respectively. There was approximately $2,697,000 in non-accrual loans that did not require a specific reserve in the allowance as of December 31, 2008 and no non-accrual loans that did not require a specific reserve in the allowance as of December 31, 2007. Interest income on non-accrual loans, which would have been reported if on an accrual basis, amounted to approximately $3,387,000 and $1,704,000 at December 31, 2008 and 2007, respectively.

At December 31, 2008, impaired loans totaled approximately $19,539,000 as compared to $15,431,000 identified as such at December 31, 2007. The allowance for loan losses specifically reserved for these impaired loans totaled approximately $831,000 and $2,127,000 as of December 31, 2008 and December 31, 2007, respectively. There were approximately $13,520,000 in impaired loans that did not require a specific reserve in the allowance for loan losses as of December 31, 2008 and no impaired loans that did not require a specific reserve in the allowance as of December 31, 2007. The average recorded investment in impaired loans was approximately $20,603,000 and $14,833,000 at December 31, 2008 and December 31, 2007, respectively. Interest income recognized on loans while they were impaired, on an accrual basis, totaled approximately $961,000, $1,008,000 and $220,000 as of December 31, 2008, 2007 and 2006, respectively. Interest income recognized on loans while they were impaired, on a cash basis, totaled approximately $923,000, $882,000 and $166,000 as of December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, executive officers and directors, and companies, in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $14,086,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for the years ending December 31, 2008 and 2007:

	2008	2007
	($ in thousands)	
Balance at beginning of the year	$ 4,061	$ 4,508
Advances	10,921	1,690
Repayments	(896)	(2,137)
Balance at end of the year	$ 14,086	$ 4,061

Note 5 - Foreclosed real estate

A summary of foreclosed real estate for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	($ in thousands)	
Carrying amount of property	$ 7,217	$ 483
Less: valuation allowance	-	-
Balance at end of the year	$ 7,217	$ 483

There was no provision charged to income for each of the years presented.

Note 6 - Bank premises and equipment
Bank premises and equipment consists of the following for the years ended December 31, 2008 and 2007:

	2008	2007
	($ in thousands)	
Land and improvements	$ 3,844	$ 3,836
Building and improvements	6,321	6,245
Equipment, furniture and fixtures	4,583	4,431
	14,748	14,512
Less: accumulated depreciation	(4,667)	(4,080)
Premises and equipment, net	$ 10,081	$ 10,432

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was approximately $618,000, $647,000 and $659,000, respectively.

Note 7 - Deposits

At December 31, 2008, the scheduled maturities of time deposit liabilities were as follows ($ in thousands):

One year or less	$ 215,172
Over one year through three years	24,245
Over three years	900
Balance at end of the year	$ 240,317

To manage the Bank's funding capabilities, the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank and are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. Total deposit agreements were approximately $8.6 million and $6.0 million at December 31, 2008 and 2007, respectively.

Note 8 - Federal home loan bank advances

As of December 31, 2008 and 2007, the Bank had a credit availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank's financial condition and collateral balances with the FHLB. One of the advance products utilized in 2008 was the "Loans Held for Sale" (LHFS) program, formerly known as the warehouse line of credit. The line is collateralized by the Bank's mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2008, the Bank did not have a balance outstanding under the LHFS program, as compared to $1.3 million outstanding balance under the LHFS program at December 31, 2007. The Bank also maintains a line of credit with the FHLB which is secured by 1-4 family loans held in the Bank's loan portfolio. As of December 31, 2008 and 2007, the 1-4 family line of credit balances were $6.0 million and $5.0 million, respectively. The weighted average interest rates on the outstanding balances of both lines were 2.71% and 4.03% as of December 31, 2008 and 2007, respectively. During 2007, a long-term convertible advance was established as a new additional line of credit. At December 31, 2008, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and is callable until December 2010. An additional but similar long-term convertible advance was established during 2008. At December 31, 2008, the outstanding balance on this new advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and is callable until May 2010.

Note 9 - Line of credit

The Company has a line of credit with a financial institution which provided the Company the ability to draw a principal sum of $3.0 million in periodic advances through December 30, 2003 with a maturity date of January 1, 2014. The original principal balance of $900,000 under this line of credit is payable in nine (9) annual installments of $100,000 that began on January 1, 2005 with the entire outstanding balance due and payable on January 1, 2014. Interest is calculated annually using a rate of prime minus 0.50% (2.75% and 6.75% at December 31, 2008 and 2007, respectively). The line of credit is secured through the pledge of all issued and outstanding shares of the Bank's capital stock. The outstanding principal balance at December 31, 2008 and 2007 was $500,000 and $600,000, respectively. The arrangement requires the Company and Bank to comply with financial covenants related to capital levels, the allowance for loan losses, dividend payments, and other financial matters. At December 31, 2008, the Company and the Bank were in compliance with all but one of these covenants. The Company's ratio of classified assets to Tier 1 capital was slightly higher than the required ratio but a waiver of the covenant requirement for December 31, 2008 was granted by the financial institution. At December 31, 2007, the Company and the Bank were in compliance with all covenants. Future noncompliance with this covenant would not have a material impact on the Company's ability to meet future obligations.

Note 10 - Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $161,000, $170,000, and $168,000, respectively, for each of the years in the three year period ended December 31, 2008.

Note 11 - Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by its subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2008, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note 11 - Shareholders' equity and regulatory requirements (continued)

The Bank's actual capital amounts ($ in thousands) and ratios as of December 31, 2008 and 2007 are also presented in the following tables:

	Actual		Required For Capital Adequacy Purposes		Required To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total capital (to risk weighted assets)						
Bank	$ 43,075	10.89%	$ 31,657	8.0%	$ 39,571	10.0%
Consolidated	$ 43,158	10.91%	$ 31,657	8.0%	$ 39,571	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 38,791	9.80%	$ 15,828	4.0%	$ 23,742	6.0%
Consolidated	$ 38,875	9.82%	$ 15,828	4.0%	$ 23,742	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 38,791	8.58%	$ 18,094	4.0%	$ 22,617	5.0%
Consolidated	$ 38,875	8.59%	$ 18,094	4.0%	$ 22,618	5.0%
As of December 31, 2007:						
Total capital (to risk weighted assets)						
Bank	$ 40,867	10.74%	$ 30,454	8.0%	$ 38,067	10.0%
Consolidated	$ 40,814	10.72%	$ 30,454	8.0%	$ 38,067	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 35,808	9.41%	$ 15,227	4.0%	$ 22,840	6.0%
Consolidated	$ 35,755	9.39%	$ 15,227	4.0%	$ 22,840	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 35,808	8.51%	$ 16,833	4.0%	$ 21,042	5.0%
Consolidated	$ 35,755	8.18%	$ 16,833	4.0%	$ 21,862	5.0%

During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 1997 Plan is 345,000 shares, as adjusted for the Company's stock splits and stock dividends.

During early 2005, the Company adopted the 2004 Incentive Plan (the "2004 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 2004 Plan is 330,125 shares, as adjusted for the Company's stock split in 2005.

The Plans provide for the grant of both incentive and nonqualified stock options to purchase the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

Note 11 - Shareholders' equity and regulatory requirements (continued)

On January 1, 2006, the Company adopted SFAS 123(R), *Accounting for Stock-Based Compensation* ("SFAS 123(R)"). SFAS 123(R) requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the statement of earnings based on their fair values. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123(R) applies to awards granted or modified after January 1, 2006 or any unvested awards outstanding at December 31, 2005. The effect of the adoption of the new accounting principle on results of operations depends on the level of option grants, the vesting period for those grants, and the fair value of the options granted at such date. Existing options that vested after the adoption date resulted in additional compensation expense of approximately $134,000 in 2008. The Company utilized the disclosure requirements permitted by SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), for transactions entered into during 1996 and thereafter. For the periods prior to January 1, 2006, the Company elected to remain with the former method of accounting under *Accounting Principles Board Opinion 25* ("APB 25").

As of December 31, 2008, the Company has two share-based compensation plans, which are described above and has issued shares of common stock to non-employee directors as compensation for services rendered. The Company recorded $165,000, $188,000, and $172,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2008, 2007, and 2006, respectively. The expense recognized for these shares was equal to the fair value of the shares on the date of grant.

The fair value for these options was estimated on the date of grant using a lattice-based option valuation model that used the following range of assumptions for each of the years presented:

	2008	2007	2006
Expected volatility	37.4% - 37.6%	40.8% - 40.8%	41.3% - 42.0%
Weighted-average volatility	37.53%	40.75%	41.69%
Expected dividends	0%	0%	0%
Expected term (in years)	7.0 – 7.0	7.0 - 7.0	6.0 - 7.0
Risk-free rate	3.30%	4.73%	4.53%

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of proforma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a seven-year period. The Plans provide that vesting periods may not exceed ten years.

Note 11 - Shareholders' equity and regulatory requirements (continued)

A summary of the Company's stock option activity under the Plans as of December 31, 2008, and changes and related information, for the year then ended is presented below:

Options	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	324,441	$ 7.99		
Granted	23,934	10.85		
Exercised	61,500	3.56		
Forfeited or expired	-	-		
Outstanding at December 31, 2008	286,875	$ 9.18	4.43	$ 810,279
Exercisable at December 31, 2008	237,294	$ 8.35	3.70	$ 810,279

At December 31, 2008, options both outstanding and exercisable have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2008 was approximately 4.43 years or 53 months.

The estimated weighted-average grant date fair value of options granted and the total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Weighted-average grant date fair value	$ 4.86	$ 7.30	$ 7.13
Total intrinsic value of options exercised	$ 396,161	$ 60,265	$ 86,624

A summary of the status of the Company's nonvested shares as of December 31, 2008, and changes during the year then ended, is presented below:

Non-vested Shares	Shares	Wtd. Avg. Grant-Date Fair Value
Non-vested at January 1, 2008	40,455	$ 7.67
Granted	23,934	4.86
Vested	(14,808)	7.51
Forfeited	-	-
Nonvested at December 31, 2008	49,581	$ 6.36

As of December 31, 2008, there was $226,808 of total unrecognized compensation cost related to the Company's nonvested shares granted under the Plans. This cost is expected to be recognized over a weighted-average period of 2.33 years. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006, was $111,205, $203,932 and $269,584, respectively.

Note 11 - Shareholders' equity and regulatory requirements (continued)

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the following years ended December 31.

	2008		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 2,800	3,426,860	$ 0.82
Effect of stock options outstanding	-	76,996	0.02
Diluted EPS			
Income available to common stockholders	$ 2,800	3,503,856	$ 0.80

	2007		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 2,901	3,393,224	$ 0.85
Effect of stock options outstanding	-	115,382	0.02
Diluted EPS			
Income available to common stockholders	$ 2,901	3,508,606	$ 0.83

	2006		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 2,897	3,370,277	$ 0.86
Effect of stock options outstanding	-	119,287	0.03
Diluted EPS			
Income available to common stockholders	$ 2,897	3,489,564	$ 0.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2008 and 2007

Note 12 - Income taxes

The total income taxes in the statements of income for the years ended December 31, 2008, 2007 and 2006 are as follows ($ in thousands):

	2008	2007	2006
Current tax provision	$ 929	$ 1,853	$ 1,632
Deferred tax expense/(benefit)	323	(234)	(172)
Total income tax expense	$ 1,252	$ 1,619	$ 1,460

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2008	2007	2006
Federal statutory rates	34.0%	34.0%	34.0%
State taxes, net of federal benefit	2.7	4.3	4.0
Tax-exempt income	(2.1)	(1.2)	(2.0)
Nondeductible interest	0.4	0.3	0.5
State tax credits	(2.1)	(3.0)	(4.7)
Bank-owned life insurance	(2.6)	(0.6)	-
Other	0.6	2.0	1.7
Total	30.9%	35.8%	33.5%

The primary components of deferred income taxes at December 31, 2008 and 2007 are as follows:

	2008	2007
	($ in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,236	$ 1,641
Unrealized loss on securities available-for-sale	-	-
Amortization of GA low-income housing tax credits	122	46
Executive compensation plans	70	2
Valuation allowance on GA low-income housing tax credits	(122)	(84)
Deferred income tax assets	1,306	1,605
Deferred tax liabilities		
Unrealized gain on securities available-for-sale	117	121
Depreciation	193	169
Deferred income tax liabilities	310	290
Net deferred income tax assets	$ 996	$ 1,315

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

Note 13 - Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2008 and 2007:

	2008	2007
	($ in thousands)	
Commitments to extend credit	$ 56,426	$ 40,492
Standby letters of credit	5,102	1,912
Total	$ 61,528	$ 42,404

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into best efforts individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company's financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $34.8 million each at December 31, 2008 compared to approximately $40.0 million each at December 31, 2007. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2008 or 2007.

The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2008 was approximately $35.8 million compared to approximately $43.3 million at December 31, 2007. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2008 or December 31, 2007.

Note 13 - Commitments and contingencies (continued)

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, at December 31, 2008, there were no present litigation matters in which the anticipated outcome will have a material adverse effect on the financial statements. During June 2008, a previously pending lawsuit initiated by the Bank against a borrower in default was settled in favor of the Bank and approximately $430,000 was received on August 8, 2008. The settlement was recorded in the third quarter of 2008 as follows:

Recovered legal fees	$ 28,000
Interest	36,000
Non-interest income	366,000
Total	$ 430,000

The Bank is obligated under operating leases for certain office premises and equipment. Future minimum rental commitments for all non-cancelable operating leases total approximately $291,000 in 2009, $287,000 in 2010, $279,000 in 2011, $201,000 in 2012, and $143,000 in 2013, and $0 thereafter. Rental expense of office premises and equipment were as follows:

	2008	2007	2006
		($ in thousands)	
Office premises rental expense	$ 285	$ 276	$ 272
Equipment rental expense	$ 13	$ 27	$ 28

Note 14 - Supplemental consolidated cash flow information

	2008	2007	2006
		($ in thousands)	
Income taxes paid	$ 1,397	$ 2,354	$ 1,396
Interest paid	$ 14,147	$ 15,598	$ 10,295
Interest received	$ 26,552	$ 28,643	$ 25,351
Real estate acquired by foreclosure (non-cash)	$ 8,660	$ 1,136	$ 822
Unrealized gain/(loss) on securities (non-cash)	$ (11)	$ 755	$ 424

Note 15 - Fair value of financial instruments

For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157. This standard also requires fair value measurements to be separately disclosed by level within the fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

Note 15 - Fair value of financial instruments (continued)

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, are as follows at December 31, 2008 and 2007 ($ in millions):

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net of allowance	$ 360.4	$ 392.3	$ 356.7	$ 442.5
Time deposits	$ 240.3	$ 245.1	$ 239.3	$ 234.3

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.

Under SFAS No. 157, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities at December 31, 2008.

Level 2 – Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. At December 31, 2008, Level 2 securities include U.S. Government agency obligations, state and municipal bonds, corporate debt securities, mortgage-backed securities, and FHLB stock.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2008.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

Investment securities available-for-sale, including FHLB stock, are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating, prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2008, the Company classified $59.8 million of investment securities available-for-sale, including FHLB stock, subject to recurring fair value adjustments as Level 2.

Note 15 - Fair value of financial instruments (continued)

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments related to the $28.4 million of loans held for sale at December 31, 2008.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once an individual loan is identified as impaired, management measures the impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS No. 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loans as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans, classified as Level 2, totaled $6.1 million at December 31, 2008 and had specific loan loss allowances aggregating $0.8 million.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed assets as nonrecurring Level 3. There were no fair value adjustments related to foreclosed real estate of $7.2 million at December 31, 2008.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis:

			Fair Value Measurements at December 31, 2008, Using, ($ in thousands)		
Description	**Total Carrying Amount in the Consolidated Balance Sheet 12/31/2008**	**Assets/ Liabilities Measured at Fair Value 12/31/2008**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
Available-for-sale securities, including FHLB stock	$ 59,795	$ 59,795	-	$ 59,795	$ -

Note 16 - Bank-owned life insurance (BOLI)

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per FASB Technical Bulletin 85-4, this policy is classified as a miscellaneous asset at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2008, the BOLI cash surrender value was $8,401,691, resulting in other income for 2008 of $315,832 and an annualized net yield of 3.84%.

Note 17 - Other expenses

Other non-interest expenses for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
		($ in thousands)	
Data processing	$ 904	$ 906	$ 759
Legal and accounting	540	475	367
Printing and supplies	314	309	319
Advertising	277	309	303
Business development	167	159	151
Telephone	171	142	174
Outside services	381	415	458
Courier and postage	201	229	263
Software license fees	190	237	178
FDIC assessment	320	241	39
City and county taxes	263	241	233
Other	1,513	1,499	1,399
Total	$ 5,241	$ 5,162	$ 4,643

Note 18 - Comprehensive Income

The components of other comprehensive income and related tax effects for each of the years ended December 31, 2008, 2007 and 2006 are as follows ($ in thousands):

	2008	2007	2006
Unrealized holding gains/(losses) on available-for-sale securities	$ (11)	$ 775	$ 424
Tax effect	4	(279)	(153)
Net unrealized holding gains/(losses)	$ (7)	$ 496	$ 271

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2008 and 2007

Note 19 – Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in 2008 and 2007.

Selected Quarterly Data
($ in thousands, except per share data)

	2008				2007			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Interest income	$ 6,123	$ 6,445	$ 6,700	$ 7,103	$ 7,056	$ 7,569	$ 7,382	$ 7,012
Interest expense	2,847	2,987	3,299	3,905	4,019	4,060	3,880	3,747
Net interest income	3,276	3,458	3,401	3,198	3,037	3,509	3,502	3,265
Provision for loan losses	730	518	(29)	237	436	103	102	268
Net interest income after provision for loan losses	2,546	2,940	3,430	2,961	2,601	3,406	3,400	2,997
Non-interest income	2,169	2,841	2,352	2,432	2,117	2,584	2,712	2,519
Securities gain (loss)	69	-	37	20	-	-	-	-
Non-interest expenses	4,471	4,429	4,539	4,306	4,181	4,584	4,650	4,401
Income before income tax expense	313	1,352	1,280	1,107	537	1,406	1,462	1,115
Income tax expense	97	386	414	355	198	510	527	384
Net income	$ 216	$ 966	$ 866	$ 752	$ 339	$ 896	$ 935	$ 731
Basic earnings per common share	$ 0.06	$ 0.29	$ 0.25	$ 0.22	$ 0.10	$ 0.26	$ 0.28	$ 0.22
Diluted earnings per common share	$ 0.06	$ 0.28	$ 0.25	$ 0.21	$ 0.10	$ 0.25	$ 0.27	$ 0.21

Note 20 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only)

Condensed Balance Sheet
December 31, 2008 and 2007
($ in thousands)

	2008	2007
Assets		
Cash	$ 616	$ 434
Investment in subsidiary	38,999	36,024
Other assets	64	33
Deferred tax benefit	91	-
Total assets	**$ 39,770**	**$ 36,491**
Liabilities		
Note payable	$ 500	$ 600
Other Liabilities	186	(80)
Total liabilities	686	520
Shareholders' equity	39,084	35,971
Total liabilities and shareholders' equity	**$ 39,770**	**$ 36,491**

Condensed Statement of Income
Years Ended December 31, 2008, 2007 and 2006
($ in thousands)

	2008	2007	2006
Income, dividends from subsidiary	$ -	$ -	$ -
Expenses			
Director compensation	30	53	48
Other	239	344	282
Total expenses	269	397	330
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(269)	(397)	(330)
Income tax benefits	86	143	187
Loss before equity in undistributed earnings of subsidiary	(183)	(254)	(143)
Equity in undistributed earnings of subsidiary	2,983	3,155	3,040
Net income	**$ 2,800**	**$ 2,901**	**$ 2,897**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2008 and 2007

Note 20 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (continued)

Condensed Statement of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
($ in thousands)

	2008	2007	2006
Cash flows from operating activities			
Net income	$ 2,800	$ 2,901	$ 2,897
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	134 226	295	
Stock compensation	164	189	172
Equity in undistributed earnings of subsidiary	(2,983)	(3,155)	(3,040)
Net change in other assets and liabilities	146	228	(252)
Total adjustments	(2,539)	(2,512)	(2,825)
Net cash provided by operating activities	261	389	72
Cash flows from financing activities			
Payments on borrowed funds	(100)	(100)	(100)
Proceeds from issuance of common stock, and exercise of stock options	21	33	59
Net cash provided by (used in) financing activities	(79)	(67)	(41)
Net change in cash	182	322	31
Cash at beginning of the year	434	112	81
Cash at end of the year	**$ 616**	**$ 434**	**$ 112**

Board of Directors

GEORGIA-CAROLINA BANCSHARES AND FIRST BANK OF GEORGIA



Pictured seated left to right:
ROBERT N. WILSON, JR.;
JOHN W. "J" LEE;
A. MONTAGUE MILLER,
CHAIRMAN OF THE BOARD,
FIRST BANK OF GEORGIA
SAMUEL A. FOWLER, JR.,
CHAIRMAN OF THE BOARD

Standing left to right:
DAVID W. JOESBURY, SR.;
PATRICK G. BLANCHARD,
VICE CHAIRMAN OF THE BOARD,
FIRST BANK OF GEORGIA;
REMER Y. BRINSON III,
PRESIDENT & CEO;
WILLIAM D. MCKNIGHT;
ARTHUR J. "SONNY" GAY, JR.



Pictured seated left to right:
PHILLIP G. FARR,
GEORGE H. INMAN,
VICE CHAIRMAN OF THE BOARD;
R. W. CULPEPPER

Standing left to right:
DR. MAC A. BOWMAN;
BENNYE M. YOUNG;
DR. JAMES L. LEMLEY

Board of Directors

GEORGIA-CAROLINA BANCSHARES AND FIRST BANK OF GEORGIA



Pictured seated left to right:
DR. KAREN M. FOUSHEE;
HUGH L. HAMILTON;
DON A. GRANTHAM

Standing left to right:
CLAYTON P. BOARDMAN III;
DR. LOUISE A. RICE
JULIAN W. OSBON

Corporate Executives & Bank Leadership

FIRST BANK OF GEORGIA



Pictured seated left to right:
CEDRIC J. JOHNSON, *SENIOR V.P. & COMMUNITY DEVELOPMENT OFFICER;* MARIE SUTTON, *SENIOR V.P. & CHIEF OPERATIONS OFFICER;* SHELIA S. STUBERFIELD, *SENIOR V.P. & RETAIL MANAGER;* W. CAMERON NIXON, *SENIOR V.P. & SENIOR LENDING OFFICER*

Standing left to right:
WILLIAM W. MCCARTNEY, *SENIOR V.P. & INVESTMENT CONSULTANT, FB FINANCIAL SERVICES;* THOMAS M. BIRD, *EXECUTIVE V.P., FIRST BANK MORTGAGE;* REMER Y. BRINSON III, *PRESIDENT & CEO;* PATRICK G. BLANCHARD, *VICE CHAIRMAN OF THE BOARD;* THOMAS J. FLOURNOY, *SENIOR V.P. & CHIEF FINANCIAL OFFICER*

First Bank Mortgage

A DIVISION OF FIRST BANK OF GEORGIA - SENIOR MANAGEMENT

Standing left to right:
DAVID HOLLOWAY, *SENIOR VICE PRESIDENT & MANAGER OF THE WHOLESALE DEPARTMENT;* HUGH E. HOLLAR, *SENIOR VICE PRESIDENT & MANAGER OF THE CONSTRUCTION LENDING DEPARTMENT OF THE BANK;* THOMAS M. BIRD, *EXECUTIVE VICE PRESIDENT & DIVISION HEAD;* AND LYNN HOLLEY, *SENIOR VICE PRESIDENT & OPERATIONS OFFICER OF THE DIVISION.*


First Bank
MORTGAGE

Advisory Board

FIRST BANK OF GEORGIA



Pictured seated left to right:
C. SHAYNE GEORGE;
GARY KATCOFF, DDS;
GEORGE M. DUEHRING;
ADARSH K. GULATI

Standing left to right:
B. WILLIAM CLEVELAND;
T. R. REDDY;
THE HONORABLE CINDY MASON;
JEFFERY L. HADDEN;
MIKE WALL;
WALTER P. "NICK" CARTER;
STEPHEN H. STEINBERG

Pictured seated left to right:
CHARLES B. WEBSTER;
THE HONORABLE
CONNIE CHEATHAM;
JOSEPH J. ROGERS;
RANDALL W. HATCHER

Standing left to right:
GARY WATERS; JAKE IVEY;
JAMES L. WHITEHEAD, SR.;
BRENT SMITH;
LOUIS MULHERIN III



Georgia Carolina Bancshares, Inc.
Officers

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Thomas J. Flournoy
Senior Vice President, CFO & Secretary

First Bank of Georgia
Officers

A. Montague Miller
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President
Chief Executive Officer

Thomas J. Flournoy
Senior Vice President
Chief Financial Officer

Thomas M. Bird
Executive Vice President
First Bank Mortgage

Marie B. Sutton
Senior Vice President
Chief Operations Officer

William W. McCartney, Jr.
Senior Vice President
Investment Consultant
FB Financial Services

W. Cameron Nixon
Senior Vice President
Senior Lending Officer

Sandra S. Davis-Attaway
Senior Vice President
Office Manager

Yvonne C. Davis
Senior Vice President
Business Banker

Hugh E. Hollar
Senior Vice President
Construction Lending Department

Lynn P. Holley
Senior Vice President
First Bank Mortgage-Operations

David P. Holloway
Senior Vice President
Wholesale Mortgage Department

Cedric J. Johnson
Senior Vice President
Community Development Officer

Frank F. Lee
Senior Vice President
First Bank Mortgage

George A. Lokey
Senior Vice President
City Executive-McDuffie County

W. Jack McElveen, Jr.
Senior Vice President
Senior Credit Officer

Donald H. Skinner
Senior Vice President
City Executive-Columbia County

Sheila S. Stuberfield
Senior Vice President
Retail Manager

James W. Brantley
Vice President
Office Manager

Joyce A. Frankenfield
Vice President
Internal Audit Coordinator

Peter A. Franklin, Jr.
Vice President
First Bank Mortgage

Tim V. Key
Vice President
First Bank Mortgage

Holly R. Lott
Vice President
First Bank Mortgage

Lynn P. McDonald
Vice President
Correspondent Mortgage Banking

John T. Marcus
Vice President
First Bank Mortgage

David S. Mordecai
Vice President
First Bank Mortgage
Jacksonville, FL

Michelle H. Piper
Vice President
Office Manager

Phyllis L. Salazar
Vice President
Office Manager

Gregory B. Scurlock
Vice President
Business Banker

David Stelbrink
Vice President
First Bank Mortgage
Jacksonville, FL

Renee E. Wright
Vice President
Office Manager

Tina G. Bland
Assistant Vice President
Assistant Office Manager

Michelle Cunningham
Assistant Vice President
Sales and Service Coach

Jerry L. Dunn
Assistant Vice President
Information Technology Officer

Lisa D. Hayes
Assistant Vice President
Controller

J. Mike Love
Assistant Vice President
Collections Officer &
Facilities Manager

Shirley McKinney
Assistant Vice President
Loan Operations Manager

Laura O. Morgan
Assistant Vice President
Training Coordinator

Gay L. Morris
Assistant Vice President
Assistant Office Manager

Michelle G. Starnes
Assistant Vice President-
Operations

James H. Rigsby III
Assistant Vice President
First Bank Mortgage

Amy M. Sykes
Assistant Vice President
Human Resource Manager

Tina G. Bland
Assistant Vice President
Assistant Office Manager

Cheryl A. Dawson
Banking Officer-Operations

Jane E. Drake
Banking Officer
Assistant Office Manager

Marc T. Wilson, III
Banking Officer
Business Development Coordinator

Paula E. Anderson
Mortgage Officer

Paula Beatty
Mortgage Compliance Officer

Leslie A. Kromke
Mortgage Officer

Sharon H. Spencer
Mortgage Officer

Patti L. Plummer
Mortgage Officer

Lynn M. Lambert
Administrative Officer

Georgia-Carolina Bancshares, Inc.
Directors & Executive Officers

NAME	OCCUPATION
Remer Y. Brinson III	President and Chief Executive Officer
Patrick G. Blanchard	Vice Chairman of the Board, First Bank of Georgia
Mac A. Bowman, M.D.	Cardiologist, Augusta Heart Associates
Phillip G. Farr	Principal, Phillip G. Farr, CPA, P.C.
Thomas J. Flournoy	Senior Vice President, CFO & Secretary
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting)
Hugh L. Hamilton, Jr.	President and Chief Executive Officer, Genesis Health, L.L.C.
George H. Inman	Chairman (retired), Club Car, Inc. (manufacturing)
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing)
James L. Lemley, M. D.	Physician and Managing Partner, McDuffie Medical Associates
A. Montague Miller	Attorney at Law, President and Chief Executive Officer (retired), Club Car, Inc. (manufacturing)
Julian W. Osbon	Chairman and Chief Executive Officer, Charter Management Company (consulting and management)
Robert N. Wilson, Jr.	Principal, Wilson Finance Corporation and Wilson Ventures, Inc. (real estate and insurance sales)
Bennye M. Young	Homemaker

Georgia-Carolina Bancshares, Inc.
Shareholder Information

Stock Market Listing:
Georgia-Carolina Bancshares, Inc. common stock is listed on the Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

Corporate Offices:
3527 Wheeler Road
Augusta, GA 30909
Telephone: (706) 731-6600

Subsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Monday, May 18, 2009 at 4:00 p.m. in the Lobby of the Corporate Headquarters and Main Office, 3527 Wheeler Road, Augusta, Georgia 30909.

Financial Information:
Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact the President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, Georgia 30919-1148. Additional information regarding First Bank of Georgia may be obtained on the internet at www.firstbankofga.com or by calling (706) 731-6600.

Annual Report on Form 10-K:
A copy of the Company's 2008 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by contacting the Chief Financial Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, GA 30919-1148.

Stock Transfer Agent, Registrar & Dividend Paying Agent:
Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

Legal:
Special Legal Counsel:
Smith, Gambrell & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree Street, N. E.
Atlanta, GA 30309-3592

General Counsel:
Warlick, Tritt, Stebbins
& Murray, L.L.P.
699 Broad Street, Suite 1500
Augusta, GA 30901

General Counsel:
Fowler & Wills, L. L. C.
318 Jackson Street
Thomson, GA 30824

Independent Accountants:
Cherry, Bekaert & Holland, L. L. P.
Post Office Box 82472
Atlanta, GA 30354-0472

First Bank
OF GEORGIA

OUR LOCATIONS


MARTINEZ
28
AUGUSTA
20
THOMSON
Wheeler Road
Walton Way
Wrightsboro Road
4
Gordon Hwy.
78 278
Gordon Hwy.
520
78 278
Gordon Hwy.
1

Main Office
3527 Wheeler Road
Augusta, GA 30909

Medical Center Office
1580 Walton Way
Augusta, GA 30904

Fury's Ferry Office
375 Fury's Ferry Road
Martinez, GA 30907

Daniel Village Office
2805 Wrightsboro Road
Augusta, GA 30909

West Town Office
3820 Washington Road
Martinez, GA 30907

Hill Street Office
110 East Hill Street
Thomson, GA 30824

First Bank
MORTGAGE

OUR LOCATIONS


AUGUSTA
SAVANNAH
JACKSONVILLE

Augusta
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909

Jacksonville
9250 Baymeadows Road
Suite 460
Jacksonville, FL 32256

Savannah
138 Canal Street
Suite 204
Pooler, GA 31322

GEORGIA ★ CAROLINA
Bancshares, Inc.

POST OFFICE BOX 15148 • AUGUSTA, GEORGIA • 30919-1148